Richmont Mines Inc.
Common Shares
76547T106
December 31, 2005


CUSIP 76547T106
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 1,241,662

6. n/a

7. 1,241,662

8. n/a

9.  n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Richmont Mines Inc.
(b) 110, Avenue Principale
    Rouyn-Noranda,
    Quebec, J9X 4P2
    CANADA

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 76547T106

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 1,241,662
    (ii) n/a
    (iii) 1,241,662
    (iv)  n/a

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
January 6, 2006
Neal Nenadovic
Chief Financial Officer